SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)

               ACS MOTION CONTROL LTD. (FORMERLY ACS-TECH80 LTD.).
                                (Name of Issuer)

                                 ORDINARY SHARES
                         (Title of Class of Securities)

                                   M01773 10 6
                                 (CUSIP Number)

                                Dorit Ringelstein
                   P.O. Box 5668, Migdal Ha'emek, Israel 10500
                               (972) (4) 654-6440
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 17, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

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CUSIP NO. M01773106               SCHEDULE 13D                 PAGE 2 OF 5 PAGES
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1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     Jacob Engel
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (B)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item
     2(d) or 2(e)       [_]
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6.   Citizenship or Place of Organization
     Israel
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                   7.   Sole Voting Power:
                        600,806
Number of          -------------------------------------------------------------
Shares Bene-       8.   Shared Voting Power:
ficially Owned          345,979
By Each            -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power:
Person With             600,806
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power:
                        345,979
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     946,785
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
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13.  Percent of Class Represented by Amount in Row (11)
     27.86%
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14.  Type of Reporting Person (See Instructions)
     IN
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CUSIP NO. M01773106               SCHEDULE 13D                 PAGE 3 OF 5 PAGES
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ITEM 1. SECURITY AND ISSUER

     This Amendment No. 16 to Schedule 13D relates to Ordinary Shares, par value NIS 0.01 per share, of ACS Motion Control Ltd. (the "ISSUER"). The address of the Issuer's principal executive offices is Shaul Amor Ave., Migdal Ha'Emek 10500, Israel.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Mr. Jacob Engel

     (b)  Shaul Amor Ave., Migdal Ha'Emek 10500, Israel.

     (c)  Member of the Board of Director of the Issuer.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Engel is a citizen of the state of Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     The reporting person shall, in the future, consider the purchase or sale of additional securities of the Issuer depending on market and other condition

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The reporting person has sole power to vote or direct the vote and to dispose or direct the disposition of 600,806 Ordinary Shares of the Issuer, which constitute 18.31% of the outstanding Ordinary Shares of the Issuer.

     (b) The reporting person has shared power to vote or direct the vote and dispose or direct the disposition of 345,979 Ordinary Shares of the Issuer with Mr. Ze'ev Kirshenboim, the reporting person's brother-in-law.

          Mr. Kirshenboim is President, CFO and chairman of the board of directors of the Issuer.

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CUSIP NO. M01773106               SCHEDULE 13D                 PAGE 4 OF 5 PAGES
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          Mr. Kirshenboim's address is Shaul Amor Ave., Migdal Ha'Emek 10500, Israel.

          During the past five years, Mr. Kirshenboim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the past five years, Mr. Kirshenboim has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Kirshenboim is a citizen of the state of Israel.

     (c) The following is a schedule of the transactions of the reporting persons - (Jacob Engel and Ze'ev Kirshenboim share voting and dispositive power) in the Issuer's Ordinary Shares effected during the past 60 days:

    Date of             Number of Shares
  Transaction         Acquired  Disposed Of   Price      Nature of Transaction
----------------      ------    ----------   -------     --------------------

April 4, 2008          8,800                 $  3.40     Bought on the market
April 4, 2008         10,000                 $  3.50     Bought on the market
April 4, 2008          8,100                 $3.5981     Bought on the market
April 4, 2008          7,480                 $3.4439     Bought on the market
           Total      34,380

     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the reporting persons.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

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CUSIP NO. M01773106               SCHEDULE 13D                 PAGE 5 OF 5 PAGES
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                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2008

                                                     /s/ Jacob Engel
                                                     ---------------
                                                     JACOB ENGEL